P.E. 2/1/02




02014916

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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2002

VI GROUP plc
(Translation of registrant's name into English)

The Mill, Brimscombe Port, Stroud, Gloucestershire GL 5ZQG, U.K.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X   Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The VI Group plc has issued the following press releases:

a) Announcement

Company	VI Group PLC
TIDM	VIG
Headline	Holding(s) in Company
Released	12:07 7 Feb 2002
RNS Number	1318R

For immediate release

VI GROUP plc ("The Company")

Notification of shareholding

The Company was notified on 7 February 2002 that on 6 February 2002, Hoodless Brennan & Partners Plc sold 589,500 ordinary shares of 0.5p each in the Company. Hoodless Brennan & Partners Plc no longer has a notifiable interest in the Company.

7 February 2002

b) Announcement

Company	VI Group PLC
TIDM	VIG
Headline	Holding(s) in Company
Released	15:58 8 Feb 2002
RNS Number	2174R

For immediate release

VI GROUP plc ("The Company")

Notification of shareholding

The Company was notified on 7 February 2002 that on 5 February 2002, Friends Ivory & Sime sold 850,000 ordinary shares of 0.5p each in the Company held on behalf of the Friends Provident Group resulting in a remaining holding of 1,600,000 ordinary shares held on behalf of Baronsmead VCT Plc, representing 7.49% of the issued ordinary share capital.

8 February 2002

c) Announcement

Company	VI Group PLC
TIDM	VIG
Headline	Holding(s) in Company
Released	12:44 6 Feb 2002
RNS Number	0619R

For immediate release

VI GROUP plc

Notification of shareholding

The Company was notified on 6 February 2002 that on 5 February 2002, Hoodless Brennan & Partners Plc purchased 850,000 ordinary shares of 0.5p each in the Company representing 3.98% of the issued ordinary shares.

6 February 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



VI GROUP, plc
(Registrant)

By______________________________
Elliot I. Miller
Director and Deputy Chairman of VI Group, plc

Date: February 13, 2002